SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

                             COMMISSION FILE NUMBER



                    VIVENDI UNIVERSAL GAMES, INC. 401(k) PLAN
                                800 Third Avenue
                            New York, New York 10022
              (Full title of the plan and the address of the plan)

                                Vivendi Universal S.A.
                             42, avenue de Friedland
                          75380 Paris Cedex 08, France
           (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                              REQUIRED INFORMATION


1.   Not Applicable.

2.   Not Applicable.

3.   Not Applicable.

4. The Vivendi Universal Games, Inc. 401(k) Plan (the "VU Games Plan") is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Attached hereto are the financial statements of the VU Games Plan for the fiscal year ended December 31, 2002 prepared in accordance with the financial reporting requirements of ERISA.


                                    EXHIBITS

1. Financial statements of the VU Games Plan for the fiscal year ended December 31, 2002 prepared in accordance with the financial reporting requirements of ERISA.

2.   Consent of McGladrey & Pullen, LLP, independent accountants.

3. Certification furnished pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.


                                       VIVENDI UNIVERSAL GAMES, INC. 401(k) PLAN


                                       By  /s/ Virginia Kelley
                                           -----------------------------------
                                           Vice President -
                                           Compensation and Benefits
                                           Vivendi Universal Games, Inc.


Date:  July 1, 2003

                                                                     EXHIBIT I


Vivendi Universal Games, Inc.
401(k) Plan

Financial Report
December 31, 2002

                               C O N T E N T S


--------------------------------------------------------------------------------

INDEPENDENT AUDITOR'S REPORT                                                   1
--------------------------------------------------------------------------------

FINANCIAL STATEMENTS
Statements of net assets available for benefits                                2
Statement of changes in net assets available for benefits                      3
Notes to financial statements                                                4-8
--------------------------------------------------------------------------------

SUPPLEMENTAL SCHEDULE
Schedule of assets held for investment purposes at end of year                 9
--------------------------------------------------------------------------------

                         INDEPENDENT AUDITOR'S REPORT



To the Plan Administrator
Vivendi Universal Games, Inc. 401(k) Plan
Los Angeles, California

We have audited the accompanying statements of net assets available for benefits and supplemental schedule of the Vivendi Universal Games, Inc. 401(k) Plan (formerly known as Havas Interactive, Inc. Savings Incentive 401(k) Plan) as of December 31, 2002 and 2001 and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financials statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide for a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Vivendi Universal Games, Inc. 401(k) Plan as of December 31, 2002 and 2001 and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at end of year as of December 31, 2002, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                  /s/McGladrey & Pullen, LLP


Pasadena, California
May 22, 2003

VIVENDI UNIVERSAL GAMES, INC. 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001



                                                      2002              2001
-------------------------------------------------------------------------------
Assets
Investments (Note 3)                             $27,740,891      $27,637,046

Contributions receivable:
  Employer                                            53,056           46,935
  Other employer (Note 6)                            385,000          385,000
  Participants                                       153,601          160,898
                                                 -----------      -----------
                                                     591,657          592,833

      Net assets available for benefits          $28,332,548      $28,229,879
                                                 ===========      ===========

See Notes to Financial Statements.

VIVENDI UNIVERSAL GAMES, INC. 401(K) PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002



Additions to net assets attributed to:
  Investment income:
    Net (depreciation) in fair value of investments (Note 3)      $(5,398,434)
    Interest and dividend income                                      794,262
                                                                  ------------
                                                                   (4,604,172)
                                                                  ------------

  Contributions:
    Participants                                                    5,687,645
    Employer                                                        1,917,559
    Rollovers                                                         228,787
                                                                  ------------
                                                                    7,833,991
                                                                  ------------
       Total additions                                              3,229,819
                                                                  ------------

Deductions from net assets attributed to:
  Benefits paid                                                     3,103,272
  Administrative fees                                                  23,878
                                                                  ------------
       Total deductions                                             3,127,150
                                                                  ------------
       Net increase in net assets available for benefits              102,669

Net assets available for benefits:
  Beginning of year                                                28,229,879
                                                                  ------------
  End of year                                                     $28,332,548
                                                                  ============

See Notes to Financial Statements.

VIVENDI UNIVERSAL GAMES, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

THE PLAN'S SIGNIFICANT ACCOUNTING POLICIES ARE AS FOLLOWS:

BASIS OF ACCOUNTING: The financial statements of the Vivendi Universal Games, Inc. 401(k) Plan (the "Plan") are prepared under the accrual method of accounting.

USE OF ESTIMATES: The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition: The assets are held in trust by Vanguard Fiduciary Trust Company (Trustee) in the Vivendi Universal US Holding Co. Master Trust Agreement (Master Trust), amended and restated on January 1, 2002, which also includes assets of the 401(k) plans of the Vivendi Universal's affiliates, Vivendi Universal Entertainment LLLP, Vivendi Spencer Gifts Inc., Vivendi Universal Games, Inc., and MP3.com.

Investment securities are recorded and valued as follows: United States government obligations are recorded at fair value based on the current market yields; temporary investments in short-term investment funds are recorded at cost which in the normal course approximates market value; securities representing units of other funds are recorded at net asset value of shares held by the Plan at year-end; and the Vivendi Universal ADSs are stated at the closing price reported on the composite tape of the New York Stock Exchange on the valuation date.

Purchases and sales of securities are accounted for on a trade date basis with the average cost basis used fordetermining the cost of investments sold. Interest income is recorded on an accrual basis. Income on securities purchased under agreements to resell is accounted for at the repurchase rate.

PAYMENT OF BENEFITS:  Benefits are recorded when paid.

NOTE 2. PLAN DESCRIPTION

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

The Plan, formerly known as the Havas Interactive , Inc. Savings Incentive 401(k) Plan, became effective January 1, 2000 through an amendment and restatement of the Sierra On-Line, Inc. 401(k) Plan and Trust, which was adopted effective April 1, 1989. The Plan was amended and restated, effective January 1, 2002 as the Vivendi Universal Games, Inc. 401(k) Plan.

The Plan is a defined contribution plan covering all nonunion, full-time, U.S.-based employees of Vivendi Universal Games, Inc. (the "Company") and its subsidiaries who have satisfied the eligibility requirements as defined in the Plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan Administrator of the Plan is Vivendi Universal Games, Inc.

CONTRIBUTIONS: Participants may elect to contribute from 1% to 15% of their eligible pretax annual compensation as defined in the Plan. Participants may also roll over amounts representing distributions from other qualified benefit or contribution plans. The Company contributes a matching contribution of 50% of the participant's annual deferral. The maximum participant contribution eligible for the match is 6% of the participant's annual compensation. The Company may also make discretionary matching and profit sharing contributions, which are determined by the Company each year. For the year ended December 31, 2002, the Company's matching contributions totaled $1,917,559. These contributions are funded at every payroll period. No discretionary contributions were made to the Plan for the year ended December 31, 2002.

VIVENDI UNIVERSAL GAMES, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


NOTE 2. PLAN DESCRIPTION, CONTINUED

PARTICIPANT ACCOUNTS Each participant account is credited with the participant's contribution and allocations of the Company's contributions and Plan earnings. Allocations are based on participant compensation or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

VESTING: Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's contributions plus earnings thereon is based on years of service at a rate of 20% per year, with 100% vesting after five years of service. Upon normal retirement (age 65), death or disability, participants become fully vested in all benefits.

FORFEITURES: The Plan provides for forfeitures of terminating participants' nonvested accounts to be used to pay the administrative expenses of the Plan. The Plan also allows for these accounts to reduce the employer matching contributions. At December 31, 2002 the forfeiture balance was $185,955 and during the year ended December 31, 2002, administrative costs of $23,878 were paid out of the forfeiture balance.

PAYMENT OF BENEFITS: Benefits may be distributed upon retirement, death, disability or other termination of employment. Benefits equal to the participant's vested account balance may be paid in a lump sum or installments, depending on certain factors as described in the Plan and at the participant's election.

LOANS TO PARTICIPANTS: Participants may borrow from their vested accounts a minimum of $1,000 up to a maximum of 50% of the vested account balance, not to exceed $50,000. Loans are repaid at a fixed reasonable rate of interest through payroll deduction, within five years or, in the event the loan is used to acquire a dwelling as a principal residence, within 15 years.

PLAN TERMINATION: Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Note 3. Assets Held in Master Trust

The assets of the Plan are invested in the Master Trust held by the Trustee where the assets of other related employee benefit plans of affiliates are invested on a commingled basis. Net Assets held in the Master Trust for Vivendi Universal US Holding Co. as of December 31, 2002 and 2001 were as follows:




                                                                2002                2001
                                                           ----------------------------------
Assets
Investments held in trust at fair values determined
  by quoted market prices:
Stable income fund
  Vanguard retirement savings trust                        $ 114,767,339         $ 121,870,473
Bond fund
  PIMCO total return fund, class A shares                     79,554,475           116,050,435
S&P 500 index fund
  Vanguard 500 Index                                          93,164,861           168,991,669
Managed equity fund
  Vanguard value index fund                                   32,572,758            45,758,762
Growth equity fund
  Vanguard growth index fund                                  28,762,827            20,321,155
Vivendi Universal stock fund
  Vivendi Universal ADSs                                      10,311,547            34,029,544
  Collective short term investment fund                           59,299               553,319
The Coca-Cola company stock fund
  The Coca-Cola company common stock                                   -             1,561,089
  Collective short term investment fund                                -               108,353
Dreyfus small company value fund
  Berger small company value fund                             27,857,496            46,493,358
Morgan Stanley Instit. International
  Morgan Stanley Instit. International                        16,815,317            19,032,529
Dresdner global technology fund
  Dresdner RCM global technology fund                          4,538,911            10,590,173
Loans to participants                                          7,782,487             8,457,476
                                                           -----------------------------------

     Total investments                                     $ 416,187,317         $ 593,818,335
                                                           ===================================


VIVENDI UNIVERSAL 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 3.        Assets Held in Master Trust (Continued)

The Vivendi Universal Stock Fund held in the Master Trust consist of the following classification of assets and liabilities as of December 31, 2002:




                                                                 2002
                                                        --------------------
Vivendi Universal ADSs                                         $ 10,260,622
Collective short term investment fund                                59,299
Receivables:
  Income receivable                                                      65
  Accounts receivable                                                79,022
                                                        --------------------
    Total assets                                                 10,399,008
                                                        --------------------

Liabilities:
  Accounts payable                                                  (25,919)
  Accrued trustee fee                                                (2,243)
                                                        --------------------
    Total liabilities                                               (28,162)
                                                        --------------------

    Vivendi Universal Stock Fund net asset value               $ 10,370,846
                                                        ====================




As of December 31, 2002 and 2001, the Plan's interest in net assets held in the Master Trust available for benefits in the individual investment funds were as follows:






                                                                    2002                  2001
                                                              -------------------------------------
Berger SmCap V Fund-Investor                                    $  2,699,161                  -
Dresdner RCM Global Tech                                              48,732                  -
MSIFT - International Equity Portfolio Class B                     1,811,077                  -
PIMCO Total Return                                                 3,820,300                  -
Vanguard 500 Index                                                 8,312,080                  -
Vanguard Growth Index                                              6,049,002                  -
Vanguard Retirement Savings Trust                                  3,348,360                  -
Vanguard Value Index                                               1,188,321                  -
Vivendi Universal Stock Fund                                          86,450                  -
Cash                                                                    -             $ 27,314,818
Loan Fund                                                            377,408               332,228
                                                              ------------------------------------
Total                                                           $ 27,740,891          $ 27,637,046
                                                              ====================================

VIVENDI UNIVERSAL 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



Note 3. Assets Held in Master Trust

Investments held in trust are maintained at fair values determined by quoted market prices. During 2002, the Plan's investments (including investments bought, sold, and held during the year) depreciated in value by $5,398,434, of which, $5,383,448 was attributable to registered investment companies and $14,986 was attributable to the Vivendi Universal Stock Fund.


Investments within the Master Trust are maintained by the Trustee/Master Trustee with separate plan indentity, such that the associated income on each plan's investments is credited to each respective plan on a specific identification basis.

VIVENDI UNIVERSAL GAMES, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


NOTE 4. TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated October 28, 2002 that the Plan is qualified and the trust established under the Plan is tax exempt under the appropriate sections of the Internal Revenue Code. Although the Plan has been amended since that date, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

NOTE 5. PLAN AMENDMENTS AND SUBSEQUENT EVENTS

The Plan was amended and restated as the Vivendi Universal Games, Inc. 401(k) Plan, effective January 1, 2002. The significant changes include the following:

     o The Plan name was changed to Vivendi Universal Games, Inc. 401(k) Plan from the Havas Interactive, Inc. Savings Incentive 401(k) Plan

     o Participants shall be allowed to change their deferral amount at any time. Previously, changes could only be made once a month.

     o The Plan adopted in-service distribution provisions for certain employer contribution amounts not previously offered.

     o The Plan will now permit one principal residence loan and one general loan to be outstanding at the same time. Previously, only one loan could be outstanding at any one time.

     o There is no service requirement in order to receive employer matching contributions. Previously, there was a one-year service requirement.

     o The Plan will be valued daily. Previously, the Plan was valued on the last business day in December or any other day the Administrative Committee designated.

     o The default fund was changed from the Fidelity Asset Manager Fund offered by Nationwide to the Vanguard Retirement Savings Trust Fund offered by Vanguard.

Additionally, effective 2002, the Plan sponsor offers participants the option of investing in the Vivendi Universal Stock Fund (which invests in American Depository Shares of Vivendi Universal S. A., the Plan Sponsor's ultimate French corporate parent), as one of their investment choices.

Effective January 1, 2003, the Plan was amended for the following:

     o The hours of service are credited on an equivalency method which provides an employee with 190 hours of service for each month in which the employee works at least one hour.

     o The month in which an employee receives a severance payment is considered a month worked.

     o Employees may rollover funds from qualified 401(a), 403(b) and 457(b) plans into the Plan.

     o Rollovers must be deposited directly into the Plan or deposited within 60 days of receipt of a distribution by the participant.

     o Rollovers from a conduit IRA must be attributable to qualified plan and must be the entire balance of the IRA.

NOTE 6. OTHER EVENTS

During 2002, certain participants' employment was transferred to an affiliate of the Company. As provided for in the Plan provisions, the employees continued to participate in the Plan.

During 2002, the Plan Administrator discovered that certain employer matching contributions for the years ended December 31, 2001 and 2000 were calculated incorrectly. The Company corrected this error in accordance with the provisions of the IRS's Employee Plans Compliance Resolution System. The additional amount required for the correction is approximately $365,000 plus earnings. Accordingly, $385,000 was recorded as other employer contribution in 2001 and an other employer contribution receivable was accrued at December 31, 2001 and 2002. On March 14, 2003, the actual correction amount of $381,983 was paid to the Plan.

NOTE 7. RELATED PARTY TRANSACTIONS

The Plan invests in shares of mutual funds managed by an affiliate of Vanguard. Vanguard acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

Some of the Plan expenses including trustee, custodial, and certain recordkeeping fees, are paid by the Company, and personnel and facilities of the Company are used by the Plan at no charge.

VIVENDI UNIVERSAL GAMES, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS



NOTE 8. RECONCILIATION OF DIFFERENCE BETWEEN THESE FINANCIAL STATEMENTS AND THE FINANCIAL INFORMATION REQUIRED ON FORM 5500



                                                                          December 31,      December 31,
                                                                              2002              2001
--------------------------------------------------------------------------------------------------------

Net assets available for benefits as presented in these
  Financial statements                                                      $28,332,548      $28,229,879
Adjustment for employer contribution receivable                                (438,056)        (385,000)
Adjustment for participant contribution receivable                             (153,601)          --
                                                                            ------------     ------------
     Net assets available for benefits per the Form 5500                    $27,740,891      $27,844,879
                                                                            ============     ============





                                                                          Year Ended
                                                                          December 31,
                                                                              2002
                                                                         ---------------
Net increase in net assets available for benefits as presented in
  these financial statements                                                    102,669
Adjustment for:
  Employer contribution receivable                                               (6,121)
  Participant contribution receivable                                            (2,687)
  Prior year distributions                                                        6,231
  Participant loan receivable                                                     4,610
  Carrying value of loan balances                                                 4,071
                                                                         ---------------
Net increase in net assets available for benefits as per the
  Form 5500                                                                    $108,773
                                                                         ===============

VIVENDI UNIVERSAL GAMES, INC. 401(k) PLAN


SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR


December 31, 2002




Master Trust for Vivendi Universal Master Trust         $27,740,891
                                                        ===========


* Party in interest

                                                                     Exhibit 2


                      CONSENT OF INDEPENDENT ACCOUNTANTS


Vivendi Universal, S.A.
Vivendi Universal Games, Inc. 401(k) Plan
Los Angeles, California


We hereby consent to the incorporation by reference of our report dated May 22, 2003 which appears in your Annual Report on Form 11-K of the Vivendi Universal Games, Inc. 401(k)Plan for the fiscal year ended December 31, 2002.


                                       By /s/ McGladrey & Pullen, LLP
                                          -----------------------------
                                          McGladrey & Pullen, LLP


McGladrey & Pullen, LLP
Pasadena, CA
July 1, 2003

                                                                      Exhibit 3


                          CERTIFICATION PURSUANT TO
                            18 U.S.C. SECTION 1350
     AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002*

     In connection with the Annual Report on Form 11-K of the Vivendi Universal Games, Inc. 401(k) Plan (the "Plan") for the fiscal year ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned officers of Vivendi Universal S.A. certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to such officer's knowledge, that:

     1. the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.


Dated:  July 1, 2003                     By:  /s/ Jean-Rene Fourtou
                                              --------------------------------
                                                  Jean-Rene Fourtou
                                                  Chief Executive Officer


Dated:  July 1, 2003                     By:  /s/ Jacques Espinasse
                                              --------------------------------
                                                  Jacques Espinasse
                                                  Chief Financial Officer


*The foregoing certification is incorporated solely for purposes of complying with the provisions of Section 906 of the Sarbanes-Oxley Act of 2002 and is not intended to be used for any other purpose. A signed original of this written statement required by Section 906 has been provided to Vivendi Universal S.A. and will be retained by Vivendi Universal S.A. and furnished to the Securities and Exchange Commission or its staff upon request.